Exhibit 4.15

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.  THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

CONVERTIBLE PROMISSORY NOTE

No.[001]	Date of Issuance
$	, 2014

FOR VALUE RECEIVED, Anterios, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of                                                      (the “Lender”), the principal sum of                                                                                ($                   ), together with interest thereon from the date of the funding set forth on the Schedule of Lenders.  Interest shall accrue at a rate of ten percent (10%) per annum after the date of this Note; provided, however, beginning on the twelve (12) month anniversary of this Note, interest shall accrue at a rate of fourteen percent (14%), computed on an annually compounded basis of the actual number of days elapsed and a year of 365 days (but no more than that legal maximum rate). Unless earlier converted into Conversion Shares pursuant to Section 2.2 of that certain Senior Convertible Note Purchase Agreement dated                         , 2014 among the Company, the Lender and certain other investors (the “Purchase Agreement”), the principal and accrued interest shall be due and payable by the Company on demand by the Lender at any time after December 31, 2015 (the “Original Maturity Date), as it may be extended at the sole option of the Company to June 30, 2016 (the “Extended Maturity Date”); provided, however, that the Company may elect to make such extension only in the event the Company is continuing to use commercially reasonable efforts to complete its clinical development of either ANT-1207 or AI-09 (such date, as may be extended, the “Maturity Date”).

This Note is one of a series of Notes issued pursuant to the Purchase Agreement, and capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement.

1.             Payment.  All payments shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the holder hereof may from time to time designate in writing to the Company.  Payment shall be applied first to Costs (as defined below), if any, then to accrued interest due and payable and any remainder applied to principal.  Prepayment of principal, together with accrued interest, may not be made without the Lender’s consent, provided that prepayment of any of the Notes issued pursuant to the Purchase Agreement shall be credited to the Notes issued to a particular Lender in the order of the issuance of such Notes starting with the earliest Notes issued.  The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

2.             Security.  This Note is a general unsecured obligation of the Company. The Company shall not pledge, encumber, hypothecate or otherwise grant a security interest in any of its assets without the written approval of the Majority Note Holders.

3.             Priority.  This Note shall be senior in all respects (including right of payment) to all other indebtedness of the Company, now existing or hereafter.

4.             Conversion of the Notes.  This Note and any amounts due hereunder shall be convertible into Conversion Shares in accordance with the terms of Section 2.2 of the Purchase Agreement.  As promptly as practicable after the conversion of this Note, the Company at its expense shall issue and deliver to the holder of this Note, upon surrender of the Note, a certificate or certificates for the number of full Conversion Shares issuable upon such conversion.

5.             Amendments and Waivers; Resolutions of Dispute; Notice.  The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice shall be conducted pursuant to the terms of the Purchase Agreement.

6.             Successors and Assigns.  This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Majority Note Holders.  Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee.  The Lender and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other Lenders.

7.             Officers and Directors not Liable.  In no event shall any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

8.             Expenses.  The Company hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys’ fees and legal expenses, incurred by the holder of this Note in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise (“Costs”).  The Company agrees that any delay on the part of the holder in exercising any rights hereunder will not operate as a waiver of such rights.  The holder of this Note shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

9.             Governing Law.  This Note shall be governed by and construed under the laws of the State of New York as applied to other instruments made by New York residents to be performed entirely within the State of New York.  Notwithstanding any provision of this Convertible Promissory Note to the contrary, this Convertible Promissory Note shall be (to the extent necessary to satisfy the requirements of Section 22062(b)(3)(D) of the California

Financial Code) subject to the implied covenant of good faith and fair dealing arising under Section 1655 of the California Civil Code.

10.          Approval.  The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company’s execution of this Convertible Promissory Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company’s financing objectives and financial situation.  In addition, the Company hereby represents that it intends to use the principal of this Convertible Promissory Note primarily for the operations of its business, and not for any personal, family or household purpose.

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ANTERIOS, INC.

By:
Name: Jon Edelson, M.D.
Title: President and Chief Executive Officer

[Convertible Promissory Note]